                                                   -----------------------------
                                                           OMB APPROVAL
                      UNITED STATES                 OMB NUMBER     3235-0145
           SECURITIES AND EXCHANGE COMMISSION       EXPIRES:  DECEMBER 31, 1997
                 WASHINGTON, D.C. 20549             ESTIMATED AVERAGE BURDEN
                                                    HOURS PER RESPONSE... 14.90
                                                   -----------------------------

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Reading and Bates Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   755281805
                      -----------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745                       PAGE 1 OF 5 PAGES

-------------------                                            -----------------
CUSIP NO. 755281805                    13G                     PAGE 2 OF 5 PAGES
-------------------                                            -----------------
-------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John Hancock Mutual Life Insurance Company
          I.R.S. No. 04-1414660
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                      (b) [_]

--------------------------------------------------------------------------------
     3    SEC USE ONLY


--------------------------------------------------------------------------------
     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER
         NUMBER OF
          SHARES            3,909,924
                        --------------------------------------------------------
       BENEFICIALLY     6   SHARED VOTING POWER
         OWNED BY
           EACH             -0-
                        --------------------------------------------------------
         REPORTING      7   SOLE DISPOSITIVE POWER
          PERSON
           WITH             3,097,924
                        --------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,909,924 : 3,097,924 through John Hancock Mutual Life Insurance Company and 812,000 through its indirect, wholly-owned subsidiary, John Hancock Advisers, Inc.
--------------------------------------------------------------------------------
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A
--------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.4%
--------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON*

          IC, BD, IA, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 2 OF 5 PAGES

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer of general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

       Attention: Intentional misstatements or omissions of fact constitute
                  Federal criminal violations
                             (SEE 18 U.S.C. 1001)

Item 1(a)  Name of Issuer:
           --------------
           Reading and Bates

Item 1(b)  Address of Issuer's Principal Executive Offices:
           -----------------------------------------------
           901 Threadneedle, Suite 200
           Houston, TX  77079

Item 2(a)  Name of Person Filing:
           ---------------------
           This filing is made on behalf of John Hancock Mutual Life Insurance Company ("JHMLICO").

Item 2(b)  Address of the Principal Office:
           -------------------------------
           The principal business office of JHMLICO is located at John Hancock Place, P.O. Box 111, Boston, Massachusetts 02117.

Item 2(c)  Citizenship:
           -----------
           JHMLICO is organized and exists under the laws of the Commonwealth of Massachusetts.

Item 2(d)  Title of Class of Securities:
           ----------------------------
           Common Stock

Item 2(e)  CUSIP Number:
           ------------
           755281805

Item 3     If the Statement is being filed pursuant to Rule 13d-1(b), check
           ----------------------------------------------------------------
           whether the person filing is a:
           ------------------------------

           JHMLICO:   (a) (X)  Broker or Dealer registered under (S)15 of the
                               Act

                      (c) (X) Insurance Company as defined in (S)3(a)(19) of the Act.

                      (e) (X) Investment Adviser registered under (S)203 of the Investment Advisers Act of 1940.

                      (g) (X)  Parent Holding Company, in accordance with
                               (S)240.13d-1(b)(ii)(G).

Item 4     Ownership:
           ---------

           (a)  Amount Beneficially Owned:
                -------------------------
                JHMLICO has direct beneficial ownership of 3,097,924 shares of Common Stock. John Hancock Advisers, Inc. ("JHA"), an Investment Adviser registered under (S)203 of the Investment Advisers Act of 1940, beneficially owns 812,000 shares of Common Stock. JHA is the direct wholly-owned subsidiary of The Berkeley Financial Group ("TBFG"), TBFG is the direct wholly-owned subsidiary of John Hancock Subsidiaries, Inc. ("JHSI"), JHSI is the direct, wholly-owned subsidiary of JHMLICO. Through its indirect, wholly-owned subsidiary JHA, JHMLICO is the indirect beneficial ownership of the 812,000 shares. The JHA shares are held by six open-end diversified management companies registered under (S)8 of the Investment Company Act:

                               PAGE 3 OF 5 PAGES
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          John Hancock Variable Series Trust 1 - Special Opportunities
          Portfolio, Sub-Advisory Agreement dated April 15, 1994 - 70,000

          John Hancock Multi-Sector Growth Fund, Advisory Agreement dated January 30, 1995 - 12,000

          John Hancock Global Resources Fund, Advisory Agreement dated December 22, 1994 - 90,000

          Boston Safe Deposit and Trust Company as Trustee of the Pension Plan for Personnel in General Agencies of the John Hancock Mutual Life Insurance Company, Advisory Agreement dated January 19, 1994 - 100,000

          John Hancock Emerging Growth Fund, Advisory Agreement dated December 22, 1994 - 100,000

          John Hancock Special Opportunities Fund, Advisory Agreement dated January 1, 1994 - 440,000

     (b)  Percent of Class:  6.4%
          -----------------

     (c)  (i)   sole power to vote or to direct the vote:
                JHMLICO has sole power to vote or to direct the vote of 3,097,924 shares of Common Stock. JHA has sole power to vote or to direct the vote of 812,000 shares of Common Stock.

          (ii)  shared power to vote or to direct the vote:  -0-

          (iii) sole power to dispose or to direct the disposition of:
                JHMLICO has sole power to dispose or to direct the disposition of the 3,097,924 shares of Common Stock. JHA has sole power to dispose or to direct the disposition of the 812,000 shares of Common Stock under Advisory Agreements in 4(c)(i) above.

          (iv)  shared power to dispose or to direct the disposition of:  -0-

Item 5   Ownership of Five Percent or Less of a Class:
         ---------------------------------------------
         Not applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------
         See Item 4 above.

Item 7   Identification and Classification of the Subsidiary which Acquired the
         ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company:
         --------------------------------------------------------
         See Items 3 and 4 above.

Item 8   Identification and Classification of Members of the Group:
         ---------------------------------------------------------
         Not applicable.

Item 9   Notice of Dissolution of a Group:
         --------------------------------
         Not applicable.

Item 10  Certification:
         -------------
         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               PAGE 4 OF 5 PAGES

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                              JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

                              By: /s/ John T. Farady
                                  --------------------------------------
                              Name:  John T. Farady
Dated:  February 7, 1996            ------------------------------------
       -----------------      Title: Senior Vice President & Treasurer
                                     -----------------------------------


                               PAGE 5 OF 5 PAGES